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                             April 30, 2024

       Matthew Horwath
       SVP & Chief Financial Officer
       FARO TECHNOLOGIES INC
       125 Technology Park
       Lake Mary, Florida 32746

                                                        Re: FARO TECHNOLOGIES
INC
                                                            10-K filed February
28, 2024
                                                            8-K Filed February
27, 2024
                                                            Response Letter
Dated April 19, 2024
                                                            File No. 000-23081

       Dear Matthew Horwath:

              We have reviewed your April 19, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 5, 2024 letter.

       Form 8-K Filed February 27, 2024

       Exhibit 99.1

   1. We note your response to comment 1. Notwithstanding its scope and magnitude, the inventory impairment
charges recognized following the decision to simplify your product portfolio, discontinue
certain legacy products, and cancel purchase commitments do not appear to be outside
the normal course of your operations. With reference to Question
                                                        100.01 of the
Compliance and Disclosure Interpretations for Non-GAAP Financial
                                                        Measures and ASC
420-10-S99-3, please confirm that you will no longer exclude these inventory impairments
from your non-GAAP adjustments.
   2. We note your response to comment 2, including the disclosure you intend to provide for your tax adjustments.
Please further expand the disclosure for the other tax adjustments to clearly disclose the
nature and amount of each component that is material to non-GAAP
 Matthew Horwath
FARO TECHNOLOGIES INC
April 30, 2024
Page 2
         net income (loss) for each period presented. In this regard, the draft disclosure identifies two components leaving approximately $4.7 million of the $16 million adjustment unidentified compared to non-GAAP net loss of $2.4 million for fiscal year 2023.
       Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 if you
have questions regarding comments on the financial statements and related matters.



                                                                Sincerely,
FirstName LastNameMatthew Horwath
                                                                Division of
Corporation Finance
Comapany NameFARO TECHNOLOGIES INC
                                                                Office of
Industrial Applications and
April 30, 2024 Page 2                                           Services
FirstName LastName